Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2008 AUG 26 P 2:42

18 August 2008 File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549 [redacted]
USA

SUPPL

08004494

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. MPI Rejection of proposals received from Adecco S.A.
2. Half Year Results 2008

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

PROCESSED
AUG 28 2008
THOMSON REUTERS

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

Regulatory Announcement

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Free annual report

Company	Michael Page Intl
TIDM	MPI
Headline	Rejection of proposals received from Adecco S.A.
Released	07:00 15-Aug-08
Number	3937B07

Michael Page INTERNATIONAL

RNS Number : 3937B
Michael Page International PLC
15 August 2008

15 August 2008

Michael Page International plc ("Michael Page" or the "Company")

Rejection of proposals received from Adecco S.A. ("Adecco")

Following the announcement on 5 August 2008 that an unsolicited preliminary approach had been received from Adecco regarding a possible offer for Michael Page, the Board of Michael Page announces that it is ending discussions with Adecco.

In early May 2008, Adecco approached Michael Page about a possible offer and initial discussions were held without Adecco indicating the terms on which an offer might be made. On 11 June 2008, the Board of Michael Page received from Adecco a written indicative proposal to acquire the entire issued share capital of Michael Page at around 400 pence per share in cash. This proposal was subject to a number of waivable pre-conditions including the recommendation of the Board of Michael Page and due diligence.

After careful consideration and discussion with its advisers, the

Board of Michael Page unanimously concluded that this proposal materially undervalued the Company and its prospects and that the interests of the Company's shareholders and employees would be better served by Michael Page remaining an independent entity. Following the rejection of this proposal, further discussions were held at a senior level between the parties.

In the aftermath of the announcement of 5 August 2008, in order to minimise the disruption to the business, the Board of Michael Page informed Adecco that it required Adecco to conclude its position by 18 August 2008.

On 12 August 2008, the Board of Michael Page received a revised proposal from Adecco. Under this revised proposal, Michael Page would issue new ordinary shares to Adecco such that Adecco would own at least 50.1 per cent. of the existing issued share capital of Michael Page; Michael Page would remain listed on the London Stock Exchange with Adecco as the majority shareholder; the price at which Adecco would subscribe for the new shares would be "consistent" with the 400 pence per share previously indicated; and Michael Page would return the proceeds of the share issue to its existing shareholders.

The effect of this proposal would be that existing Michael Page shareholders would receive around 200 pence per share in cash in return for their shareholdings being diluted by around half, with Adecco taking a majority, controlling shareholding. The revised proposal was designed to mitigate some of the issues associated with the combination of two people businesses with different cultures.

Following careful consideration and discussion with its advisers, the Board of Michael Page unanimously concluded that this revised proposal also materially undervalued the Company and its prospects and that the proposed transaction structure was unattractive for shareholders, as they would become minority shareholders in a Company controlled by Adecco. Accordingly, on 13 August, the Board of Michael Page rejected the revised proposal.

Although further talks have taken place with Adecco and its advisers, Adecco has not increased the level of its offer. Accordingly, the Board of Michael Page announces that it is ending discussions with Adecco as Adecco is materially undervaluing the Company and its prospects.

In light of the above, Michael Page will seek to agree with the Takeover Panel a formal timetable under which Adecco must either announce a firm intention to make an offer for Michael Page or announce that it does not intend to make an offer.

The Board of Michael Page continues to believe that the Company's clear strategy of organically diversifying its activities by geography

and discipline and increasing its exposure to growth markets, together with the longer-term structural growth drivers of the specialist recruitment market, mean that the Company has excellent prospects and that the interests of the Company's shareholders and employees are best served by Michael Page remaining an independent entity.

Note 7 of Rule 2.4 of the City Code on Takeovers and Mergers requires the Company to clarify that this announcement has been made without the consent of Adecco and that there can be no certainty whether any offer will be made, nor as to the terms on which any offer might be made.

Enquiries:

Financial Dynamics
Richard Mountain / David Yates
Tel: +44 (0)207 269 7186

END

Regulatory Announcement

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Free annual report

Company	Michael Page Intl
TIDM	MPI
Headline	Half Year Results
Released	07:00 18-Aug-08
Number	4876B07

RNS Number : 4876B
Michael Page International PLC
18 August 2008

18 August 2008

MICHAEL PAGE INTERNATIONAL PLC

Half Year Results for the Period Ended 30 June 2008

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its half year results for the period ended 30 June 2008.

Financial Highlights (6 months to 30 June 2008)	2008	2007	Growth	Constant currency growth
Revenue	£500.0m	£395.8m	26%	17%
Gross profit	£292.7m	£226.5m	29%	19%
Operating profit	£84.9m	£69.8m	22%	11%
Profit before tax	£84.1m	£69.2m	22%	
Basic earnings per share	18.3p	14.3p	28%	
Interim dividend per share	2.88p	2.40p	20%	

Key Highlights

- Strong gross profit and operating profit growth, at constant currency, of 19% and 11% respectively
- Geographic and discipline diversification of business continues
- 67% of gross profits generated from outside the UK

- EMEA, the Group's largest region, grew gross profit 31% in constant currency
- 50% of gross profit generated from non Finance and Accounting disciplines
- 21% of gross profit generated from temporary placements
- 28% increase in basic earnings per share
- £70.5m of cash generated from operations (2007: £58.8m)
- 3.5m shares repurchased at a cost of £10.1m
- Interim dividend increased by 20%

Commenting on the results, Steve Ingham, Chief Executive of Michael Page, said:

"Our performance in the first half, with underlying growth of nearly 20% in gross profit against a backdrop of weakening conditions in some of our markets is testament to the increased diversification of the Group. Our organic growth strategy of diversifying by both specialist discipline and geography has enabled us to achieve these record results and be more robust and resilient, with an increasingly difficult economic environment in some markets being balanced by others that remain strong. We have achieved growth in all our regions, including those where conditions would be considered tough and despite the reduction in activity in the financial services sector.

With 50% of the Group's gross profit being generated from non Finance and Accounting professional disciplines and 21% of Group gross profit being generated from temporary placements it is clear that the composition of the Group is significantly more diverse and robust than when market conditions were difficult in the early 1990's and 2000's.

Since the last downturn, we have successfully launched 12 new countries, opened 61 offices and rolled out 178 existing and new disciplines to existing and new countries. As at the end of June 2008, a third of our gross profit comes from businesses created since the last downturn. This significant increase in the diversity of the business means the business is far broader based and so we remain very optimistic about the growth prospects for Michael Page."

Analyst Meeting

The company will be presenting to a meeting of analysts at 9.30am today. The presentation and a recording of the meeting will be available on the company's website later on today at investors.michaelpage.co.uk/presentations

Enquiries:

Michael Page International plc	**01932 264144**
Steve Ingham, Chief Executive	
Stephen Puckett, Finance Director	
Financial Dynamics	**020 7269 7186**
Richard Mountain/David Yates	

GROUP RESULTS

The Group produced a very strong performance during the first half of 2008 despite weakening market conditions in certain markets, particularly in the USA, UK, Netherlands and Spain. The Group's revenue for the six months ended 30 June 2008 increased by 26.3% to £500.0m (2007: £395.8m) and gross profit increased by 29.2% to £292.7m (2007: £226.5m). At constant exchange rates, the Group's revenue grew by 17.3% and gross profit by 19.3%. The Group continued to invest throughout the first half of 2008, opening 3 new countries, 17 new offices and continuing the roll out of disciplines in the existing office network. As a result of these investments and to support the growth in established businesses, Group headcount at 30 June 2008 has increased to 5,535 (31 December 2007: 5,052), with 263 of these joining in January. The weaker market conditions slowed the growth rate of gross profit, which, combined with the increased headcount, is reflected in the operating profit growing by 21.6% (11.4% in constant currency) to £84.9m (2007: £69.8m) and the Group's conversion rate of operating profit from gross profit of 29.0% (2007: 30.8%). Profit before tax increased by 21.5% to £84.1m (2007: £69.2m).

In the first half of 2008 the mix of the Group's revenue and gross profit between permanent and temporary placements was 48:52 (2007: 47:53) and 79:21 (2007: 78:22) respectively with higher growth in gross profit from permanent placements (+30.5%) than from temporary placements (+24.6%). The gross margin on temporary placements increased to 24.4% (2007: 24.1%).

EUROPE, MIDDLE EAST AND AFRICA (EMEA)

Europe, Middle East and Africa (EMEA) is the Group's largest region, contributing 46% of Group gross profit. Revenue in the region increased by 45.9% to £217.8m (2007: £149.2m), gross profit increased by 49.7% to £135.4m (2007: £90.4m) and operating profit increased by 40.8% to £40.0m (2007: £28.5m). In constant currency, revenue grew by 27.5%, gross profit by 30.9% and operating profit by 21.6%.

Our largest business in this region is France, which currently contributes approximately 33% of the region's gross profit. Gross profit in France increased by 48.6% (29.7% in constant currency) in the first half of 2008. Elsewhere in the region all our businesses performed well and together grew gross profits by 50.3%, despite the weaker market conditions of Spain and the more mature Dutch recruitment market, where we have an established market leading presence. In the first half of 2008, we launched in two new countries, Austria (Vienna) and Turkey (Istanbul), and opened new offices in Stuttgart, Seville, Massy, Breda and Gothenburg.

Since the beginning of the year we have added 272 staff taking the region's headcount to 2,350 at the end of June 2008.

UNITED KINGDOM

UK operations, representing 33% of the Group's gross profit, increased revenue by 7.0% to £188.8m (2007: £176.6m), gross profit increased by 3.8% to £95.6m (2007: £92.0m) and operating profit decreased by 0.7% to £28.4m (2007: £28.6m). While there continues to be weakness in banking and related sectors, outside of these areas, we continue to experience good job and candidate flow. However, there is increasing cautionary behaviour being shown, both by candidates and clients. This impacts productivity and is reflected in the slower rate of gross profit growth, which, when combined with the investment in headcount, has reduced the conversion rate to 29.7% (2007: 31.1%). Despite this more difficult climate, 8 out of 12 disciplines in the UK have produced record first half performances, confirming the benefits from

our strategy of discipline diversification. As an example, our combined Engineering & Manufacturing, Procurement & Supply Chain and Property & Construction businesses now have nearly twice as many fee earners as our London Financial Services business and grew gross profit at 39%. In the first half of 2008, we opened offices in Newcastle, Canterbury and Cardiff. During the first half, staff numbers increased by 64, largely in the non Finance and Accounting disciplines, to 1,863 at the end of June. To align the business with the slowing market conditions, the staff numbers fell by 44 during July.

ASIA PACIFIC

Asia Pacific operations, representing 12% of the Group's gross profit, increased revenue by 25.7% to £58.9m (2007: £46.9m), gross profit increased by 33.5% to £36.0m (2007: £27.0m) and operating profit increased by 30.6% to £12.9m (2007: £9.8m). In constant currency, revenue grew by 12.6%, gross profit by 20.8% and operating profit by 18.3%. Our largest business in the region, Australia, continued its progress, with first half gross profits increasing by 44.8% (27.0% in constant currency). With the exception of our office in Tokyo, where we have a greater exposure to financial services, our offices in the Rest of the Asia Pacific region have had a strong first half growing gross profits collectively by 18.6% (12.7% in constant currency). During the first half we opened in a new country, New Zealand (Auckland) and established new offices in Beijing and Shenzhen. At the end of June we had 702 staff in the region, an increase of 70 since the start of the year.

THE AMERICAS

The Americas operations, representing 9% of the Group's gross profit, increased revenue by 49.4% to £34.5m (2007: £23.1m), gross profit increased by 50.1% to £25.7m (2007: £17.1m), and operating profit increased by 24.1% to £3.6m (2007: £2.9m). In constant currency, revenue grew by 40.3%, gross profit by 38.4% and operating profit grew by 4.4%. In North America, despite the weak market conditions, due to our small market presence we have continued to grow, albeit at a slower rate. In Latin America, where there has been little impact from the credit crunch, we have maintained our high rates of growth. In the first half we opened our second office in Canada, in Montreal and a second office in New Jersey. We have also invested heavily in new staff into the existing offices. In Brazil, we achieved strong growth benefiting from further investment in new staff. In the region we now have 620 staff, an increase of 77 since the start of the year.

TAXATION AND EARNINGS PER SHARE

The charge for taxation is based on the expected effective annual tax rate of 30.0% (2007: 31.5%) on profit before taxation. Basic earnings er share for the six months ended 30 June 2008 was 18.3p (2007: 14.3p) and diluted earnings per share was 18.0p (2007: 14.0p).

CASH FLOW

The Group started the year with net cash of £10.3m. In the first half, we generated £70.5m from operations after funding a £24.4m increase in working capital reflecting the increased activity. Tax paid was £22.3m and net capital expenditure was £11.6m. During the first half, £10.1m was spent repurchasing shares and dividends of £17.9m were paid. Options were exercised over 0.4m shares during the first half generating £0.7m. The Group had net cash of £22.3m at 30 June 2008, which is £37.8m higher than the £15.5m of net debt at 30 June 2007.

DIVIDENDS AND SHARE REPURCHASES

It is the Board's intention to pay dividends at a level which it believes is sustainable throughout economic cycles and to continue to use share repurchases to return surplus cash to shareholders. Reflecting the Group's first half performance and the Board's confidence in the future prospects for the Group, it has decided to increase the interim dividend by 20% to 2.88p (2007: 2.40p) per share. The interim dividend will be paid on 10 October 2008 to shareholders on the register at 12 September 2008. In the first half, £10.1m of cash was returned to shareholders through the purchase of 3.5m shares, the last purchase being made on 1 May 2008. The programme of share repurchases had to be suspended in early May following the initial approach by Adecco S.A.

KEY PERFORMANCE INDICATORS

Financial and non-financial key performance indicators (KPIs) used by the Board to monitor progress are listed in the table below. The source of data and calculation methods year-on-year are on a consistent basis.

KPI	2008	2007	Definition, method of calculation and analysis
Gross margin	58.5%	57.2%	Gross profit as a percentage of revenue. Gross margin has slightly improved on last year as a result of the mix of permanent and temporary placements, and improvements in the gross margins on temporary placements. Source: Condensed consolidated income statement in the financial statements.
Conversion	29.0%	30.8%	Operating profit as a percentage of gross profit reflects productivity and how effective the Group is at controlling the costs and expenses associated with its normal business operations and the level of investment for the future. Conversion has decreased slightly over last year as a result of lower productivity and increased headcount. Source: Condensed consolidated income statement in the financial statements.
Productivity (gross profit per fee earner)	£71.2k	£74.6k	Represents how productive fee earners are in the business and is calculated by dividing the gross profit for the period by the average number of fee earners and directors. The higher the number, the higher their productivity. Productivity is a function of the rate of investment in new fee earners, the impact of pricing and

			the general conditions of the recruitment market. Productivity has fallen compared with last year as a result of weaker market conditions reducing demand and more cautionary behaviour which increases the time to hire process. Source: Internal data.
Fee earner : support staff ratio	76:24	75:25	Represents the balance between operational and non-operational staff. The movement in the period reflects the benefit of increased investment in technology and economies of scale. Source: Internal data.
Debtor days	56	51	Represents the length of time before the Group receives payments from its debtors. Calculated by comparing how many days' billings it takes to cover the debtor balance. The increase in the period relates mainly to increased billings in Continental Europe, where payment terms are generally longer than elsewhere. Source: Internal data.

TREASURY MANAGEMENT AND CURRENCY RISK

It is the Directors' intention to continue to finance the activities and development of the Group from retained earnings, and to operate the Group's business while maintaining the net cash/debt position within a relatively narrow band. Cash generated in excess of these requirements will be used to buy back the Company's shares.

Cash surpluses are invested in short-term deposits, with any working capital requirements being provided from Group cash resources, Group facilities, or by local overdraft facilities. The Group set up a multi-currency notional cash pool in 2007. Currently the main Eurozone subsidiaries and the UK-based Group Treasury subsidiary participate in this cash pool, although it is the intention to extend the scope of the participation to other Group companies. The structure facilitates interest and balance compensation of cash and bank overdrafts.

The main functional currencies of the Group are Sterling, Euro and Australian Dollar. The Group does not have material transactional currency exposures, nor is there a material exposure to foreign denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations. Our policy is not to hedge this exposure.

In certain cases, where the Group gives or receives short-term loans to and from other Group companies with different reporting currencies, it may use foreign exchange swap derivative financial instruments to manage the currency and interest rate exposure that arises on these loans. It is the Group's policy not to seek to designate these derivatives as hedges.

PRINCIPAL RISKS AND UNCERTAINTIES

The management of the business and the execution of the Company's strategy are subject to a number of risks. The following section comprises a summary of what the Group believes are the main risks that could potentially impact the Group's operating and financial performance.

People

The resignation of key individuals and the inability to recruit talented people with the right skill-sets could adversely affect the Group's results. This is further compounded by the Group's organic growth strategy and its policy of not externally hiring senior operational positions. Mitigation of this risk is achieved by succession planning, training of staff, competitive pay structures linked to the Group's results and career progression.

Macro economic environment

Recruitment activity is largely driven by economic cycles and the levels of business confidence. The Board looks to reduce the Group's cyclical risk by expanding geographically, by increasing the number of disciplines, by building part-qualified and clerical businesses and by continuing to build the temporary business.

A substantial portion of the Group's gross profit arises from fees which are contingent upon the successful placement of a candidate in a position. If a client cancels the assignment at any stage in the process the Group receives no remuneration. As a consequence, the Group's visibility of gross profits is generally quite short and tends to reduce further during periods of economic downturn.

Competition

The degree of competition varies in each of the Group's main regions. In the UK, Australia and North America, the recruitment market is well developed, highly competitive and fragmented. The characteristics of a developed market are greater competition for clients and candidates, as well as pricing pressure. In EMEA, Latin America and Asia, the recruitment market is generally less developed with a large proportion of all recruitment being carried out by companies' internal resources rather than through recruitment specialists. This is changing rapidly due to changes in legislation, increasing job mobility and the difficulty internal resources face in sourcing suitably qualified candidates.

If the Group does not continue to compete in its markets effectively, by hiring new staff, opening and expanding offices and continuing the discipline roll-outs, there is a risk that competitors may beat us to key strategic opportunities, which may result in lost business and a reduction in market share. This risk is mitigated by meetings of the Main Board, Executive Board and Regional and Country Management Boards where Group strategy is continually reviewed and decisions made over the allocation of the Group's resources, principally people.

Technology

The Group is reliant on a number of technology systems to provide services to

clients and candidates. These systems are dependent on a number of important suppliers that provide the technology infrastructure and disaster recovery solutions. The performance of these suppliers are continually monitored to ensure business critical services are available and maintained as far as practically possible. Due to the rapid advancement of technology, there is a risk that systems could become outdated with the potential to affect efficiency and have an impact on revenue and client service. This risk is mitigated by regular reviews of the Group's technology strategy to ensure that it supports the overall Group strategy.

Legal

The Group operates in a large number of jurisdictions which have varying legal and compliance regulations. The Group takes its responsibilities seriously and ensures that its policies, systems and procedures are continually updated to reflect best practice and to comply with the legal requirements in all the markets in which it operates. In order to reduce the legal and compliance risks, fee earners and support staff receive regular training and updates of changes in legal and compliance requirements.

LONG-TERM STRATEGY AND BUSINESS OBJECTIVES

In successfully implementing our strategy of organically diversifying the Group, both geographically and by discipline, we believe that we will continue to develop a more balanced revenue platform. As a consequence, Michael Page has moved significantly away from its origins of permanent accounting recruitment in the UK. We now operate in 28 countries across 166 offices, with approaching 70% of Group gross profit now being generated outside of the UK. With 50% of the Group's gross profit being generated from non Finance and Accounting professional disciplines and 21% of Group gross profit being generated from temporary placements, it is clear that the composition of the Group is significantly more diverse and robust than when market conditions were difficult in the early 1990's and 2000's.

Since the last downturn, we have successfully launched 12 new countries, opened 61 offices and rolled out 178 existing and new disciplines to existing and new countries. As at the end of June 2008, a third of our gross profit comes from businesses created since the last downturn.

Our EMEA business has grown rapidly in recent years to become our largest region. Although many of the markets in this broad region are mature economies, the strong growth rates we have achieved underline our ability to grow market share and reinforce our belief that the structural changes occurring across European labour markets will form a key component of the future growth of the Group.

Our growth strategy is also focused on emerging and high growth markets. We have now been present in Brazil since 2000, mainland China since 2003, Russia and the UAE since 2006, and plan to open in India in 2009. We believe these markets offer excellent additional opportunities for near-term growth, given their rapid pace of economic development coupled with the underdeveloped nature of the specialist recruitment industry in these countries.

Despite the wider concerns about the current economic outlook, we are confident that the underlying trends that are driving growth in the specialist recruitment sector will continue to benefit the Group going forward. Social and demographic change, increasing deregulation of labour markets, as well as increasing job and geographic mobility of candidates, offer exciting opportunities to expand the business. Given our significant investment in creating a global brand with a network of highly

talented recruitment specialists, we are certain that the Group will be at the forefront of our sector in taking advantage of these developments.

CURRENT TRADING AND FUTURE PROSPECTS

The first half of the year produced record results for the Group and a number of excellent performances around the world, which is testament to our strategy of diversification and consistent organic growth. As conditions in some of our markets deteriorated during the first half of 2008, our growth rates have slowed. While our forward visibility remains short, we have a very experienced senior team of directors who have successfully managed the business through the economic downturns in the early 1990's and 2000's. Reflecting the more challenging outlook, we now anticipate that our year end headcount will remain around the current level of approximately 5,500. We now expect the reported pre-bonus cost base of the Group to be in the region of £370m for the full year from our previous guidance of £350m. The reduction in anticipated headcount at the end of the year means that in absolute terms overall costs will be lower, however the impact of foreign exchange movements since the £350m guidance was given, principally the weakness of Sterling, means that reported costs are now expected to be higher. We have made strong progress against our 2008 strategic objectives, launching three new countries and opening seventeen new offices and there remain tremendous opportunities for continuing our organic growth strategy of diversifying the business.

Page House
The Bourne Business Park
1 Dashwood Lang Road
Addlestone
Weybridge
Surrey
KT15 2QW
By order of the Board,

Steve Ingham	Stephen Puckett
Chief Executive	Group Finance Director
18 August 2008	18 August 2008

INDEPENDENT REVIEW REPORT TO MICHAEL PAGE INTERNATIONAL PLC

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the condensed consolidated income statement, the condensed consolidated statement of changes in equity, the condensed consolidated balance sheet, the condensed consolidated cash flow statement and related notes 1 to 10. We have read the other information contained in the half-yearly financial report and

considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor
18 August 2008
London, UK

Condensed consolidated income statement
Six months ended 30 June 2008

		Six months ended		Year ended
		30 June	30 June	31 December
		2008	2007	2007
	Note	£'000	£'000	£'000
Revenue	3	**500,043**	395,782	831,640
Cost of sales		**(207,383)**	(169,238)	(353,546)
Gross profit	3	**292,660**	226,544	478,094
Administrative expenses		**(207,723)**	(156,713)	(328,662)
Operating profit	3	**84,937**	69,831	149,432
Financial income		**1,356**	466	1,189
Financial expenses		**(2,216)**	(1,108)	(3,180)
Profit before tax		**84,077**	69,189	147,441
Income tax expense	4	**(25,224)**	(21,795)	(45,707)
Profit for the period		**58,853**	47,394	101,734
Attributable to:				
Equity holders of the parent		**58,853**	47,394	101,734
Earnings per share				
Basic earnings per share (pence)	7	**18.3**	14.3	31.1
Diluted earnings per share (pence)	7	**18.0**	14.0	30.6

The above results relate to continuing operations.

Condensed consolidated statement of changes in equity
30 June 2008

	Called-up share capital £'000	Share premium £'000	Capital redemption reserve £'000	Reserve for shares held in the employee benefit trust £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2007	**3,332**	**37,952**	**656**	**(8,901)**	**(2,812)**	**50,164**	**80,391**
Currency translation differences	-	-	-	-	13	-	13
Net expense recognised directly in equity	-	-	-	-	13	-	13
Profit for the six months ended 30 June 2007	-	-	-	-	-	47,394	47,394
Total recognised income for the period	-	-	-	-	13	47,394	47,407
Purchase of own shares for cancellation	(84)	-	84	-	-	(44,985)	(44,985)
Issue of share capital	50	7,611	-	-	-	-	7,661
Transfer to reserve for shares held in the employee benefit trust	-	-	-	1,048	-	(1,048)	-
Credit in respect of share schemes	-	-	-	-	-	5,557	5,557
Dividends	-	-	-	-	-	(13,979)	(13,979)
	(34)	7,611	84	1,048	-	(54,455)	(45,746)
Balance at 30 June 2007	**3,298**	**45,563**	**740**	**(7,853)**	**(2,799)**	**43,103**	**82,052**
Balance at	**3,298**	**45,563**	**740**	**(7,853)**	**(2,799)**	**43,103**	**82,052**

1 July 2007							
Currency translation differences	-	-	-	-	8,114	-	8,114
Net expense recognised directly in equity	-	-	-	-	8,114	-	8,114
Profit for the six months ended 31 December 2007	-	-	-	-	-	54,340	54,340
Total recognised income for the period	-	-	-	-	8,114	54,340	62,454
Purchase of own shares for cancellation	(31)	-	31	-	-	(14,900)	(14,900)
Purchase of shares held in the employee benefit trust	-	-	-	(15,000)	-	-	(15,000)
Issue of share capital	7	1,072	-	-	-	-	1,079
Transfer to reserve for shares held in the employee benefit trust	-	-	-	113	-	(113)	-
Debit in respect of share schemes	-	-	-	-	-	(29)	(29)
Dividends	-	-	-	-	-	(7,806)	(7,806)
	(24)	1,072	31	(14,887)	-	(22,848)	(36,656)
Balance at 31 December 2007	**3,274**	**46,635**	**771**	**(22,740)**	**5,315**	**74,595**	**107,850**
Balance at 1 January 2008	**3,274**	**46,635**	**771**	**(22,740)**	**5,315**	**74,595**	**107,850**
Currency translation differences	-	-	-	-	8,425	-	8,425
Net income recognised directly in equity	-	-	-	-	8,425	-	8,425
Profit for the six months ended 30	-	-	-	-	-	58,853	58,853

June 2008							
Total recognised income for the period	-	-	-	-	8,425	58,853	67,278
Purchase of own shares for cancellation	(35)	-	35	-	-	(10,108)	(10,108)
Issue of share capital	4	745	-	-	-	-	749
Transfer to reserve for shares held in the employee benefit trust	-	-	-	1,575	-	(1,575)	-
Credit in respect of share schemes	-	-	-	-	-	5,104	5,104
Dividends	-	-	-	-	-	(17,934)	(17,934)
	(31)	745	35	1,575	-	(24,513)	(22,189)
Balance at 30 June 2008	**3,243**	**47,380**	**806**	**(21,165)**	**13,740**	**108,935**	**152,939**

Condensed consolidated balance sheet
30 June 2008

	Note	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
Non-current assets				
Property, plant and equipment		**31,880**	23,597	27,149
Intangible assets - Goodwill		**1,539**	1,539	1,539
- Computer software		**6,209**	1,983	2,757
Deferred tax assets		**5,665**	10,306	4,998
Other receivables		**2,448**	1,931	2,301
		47,741	39,356	38,744
Current assets				
Trade and other receivables		**227,632**	174,581	192,810
Cash and cash equivalents	10	**94,587**	47,111	82,990
		322,219	221,692	275,800

Total assets	3	**369,960**	261,048	314,544
Non-current liabilities				
Other payables		**(1,263)**	(1,397)	(680)
Deferred tax liabilities		**(11)**	-	(17)
		(1,274)	(1,397)	(697)
Current liabilities				
Trade and other payables		**(121,208)**	(96,467)	(115,405)
Bank overdrafts	10	**(72,298)**	-	(47,433)
Bank loans	10	-	(62,634)	(25,300)
Current tax payable		**(22,241)**	(18,402)	(17,859)
Provisions for liabilities		-	(96)	-
		(215,747)	(177,599)	(205,997)
Total liabilities	3	**(217,021)**	(178,996)	(206,694)
Net assets		**152,939**	82,052	107,850
Capital and reserves				
Called-up share capital		**3,243**	3,298	3,274
Share premium		**47,380**	45,563	46,635
Capital redemption reserve		**806**	740	771
Reserve for shares held in the employee benefit trust		**(21,165)**	(7,853)	(22,740)
Currency translation reserve		**13,740**	(2,799)	5,315
Retained earnings		**108,935**	43,103	74,595
Total equity		**152,939**	82,052	107,850

Condensed consolidated cash flow statement
Six months ended 30 June 2008

	Six months ended		Year

	Note	30 June 2008 £'000	30 June 2007 £'000	ended 31 December 2007 £'000
Cash generated from operations	9	**70,453**	58,785	148,663
Income tax paid		**(22,336)**	(13,168)	(36,519)
Net cash from operating activities		**48,117**	45,617	112,144
Cash flows from investing activities				
Purchases of property, plant and equipment		**(7,990)**	(5,421)	(11,927)
Purchases of computer software		**(3,833)**	(367)	(1,579)
Proceeds from the sale of property, plant and equipment		**255**	342	743
Interest received		**1,355**	466	1,189
Net cash used in investing activities		**(10,213)**	(4,980)	(11,574)
Cash flows from financing activities				
Dividends paid		**(17,934)**	(13,979)	(21,785)
Interest paid		**(2,317)**	(1,058)	(2,741)
Proceeds from bank loan		**-**	62,634	25,300
Repayment of bank loan		**(25,300)**	(39,150)	(39,150)
Issue of own shares for the exercise of options		**749**	7,661	8,740
Purchase of own shares for cancellation		**(10,108)**	(44,985)	(59,885)
Purchase of shares held in the employee benefit trust		**-**	-	(15,000)
Net cash used in financing activities		**(54,910)**	(28,877)	(104,521)
Net (decrease)/increase in cash and cash equivalents		**(17,006)**	11,760	(3,951)
Cash and cash equivalents at the beginning of the period		**35,557**	35,544	35,544
Exchange gains/(losses) on cash and cash equivalents		**3,738**	(193)	3,964

Cash and cash equivalents at the end of the period	10	**22,289**	47,111	35,557

Notes to the condensed set of financial statements
Six months ended 30 June 2008

1. General information

The information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Accounting policies

The annual financial statements of Michael Page International plc are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standards 34 'Interim Financial Reporting', as adopted by the European Union.

The same accounting policies, presentation methods of computation are followed in the condensed set of financial statements as applied in the Group's latest annual audited financial statements.

3. Segment reporting

The consolidated entity operates in one business segment, being that of recruitment services, and this is the Group's primary segment. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

a) Revenue, gross profit and operating profit by geographic region

	Revenue			Gross Profit		
	Six months ended		Year	Six months ended		
	30 June 2008 £'000	30 June 2007 £'000	ended 31 December 2007 £'000	30 June 2008 £'000	30 June 2007 £'000	end Decen
EMEA	**217,769**	149,244	321,102	**135,434**	90,446	19
United Kingdom	**188,830**	176,556	360,395	**95,558**	92,023	18

Asia Pacific	Australia	**44,322**	34,449	72,020	**22,137**	15,286	3
	Other	**14,617**	12,440	25,741	**13,874**	11,696	2
	Total	**58,939**	46,889	97,761	**36,011**	26,982	5
Americas		**34,505**	23,093	52,382	**25,657**	17,093	3
		500,043	395,782	831,640	**292,660**	226,544	47

		Operating Profit		
		Six months ended		Year ended
		30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
EMEA		**40,046**	28,450	63,013
United Kingdom		**28,395**	28,607	59,412
Asia Pacific	Australia	**7,024**	5,087	9,899
	Other	**5,841**	4,761	10,922
	Total	**12,865**	9,848	20,821
Americas		**3,631**	2,926	6,186
		84,937	69,831	149,432

The above analysis by destination is not materially different to analysis by origin.

The analysis below is of the carrying amount of geographic segment assets, liabilities and capital expenditure. Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The individual geographic segments exclude income tax assets and liabilities. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.

b) Segment assets, liabilities and capital expenditure by geographic region

Total Assets			Total Liabilities		
Six months ended		Year ended	Six months ended		e
30 June 2008 £'000	30 June 2007 £'000	31 December 2007	30 June 2008 £'000	30 June 2007 £'000	Decen

				£'000			
EMEA		**178,089**	114,770	165,719	64,385	46,647	5
United Kingdom		**114,760**	95,132	89,679	114,093	101,972	11
Asia Pacific	Australia	**31,481**	19,510	22,899	8,655	6,547	[illegible]
	Other	**20,256**	13,293	15,672	2,135	1,955	[illegible]
	Total	**51,737**	32,803	38,571	10,790	8,502	[illegible]
Americas		**25,374**	18,343	20,575	5,512	3,473	[illegible]
Segment assets/liabilities		**369,960**	261,048	314,544	194,780	160,594	18
Income tax		-	-	-	22,241	18,402	1
		369,960	261,048	314,544	217,021	178,996	20

		Capital Expenditure		
		Six months ended		Year ended
		30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
EMEA		**3,327**	2,790	5,934
United Kingdom		**5,577**	2,023	5,043
Asia Pacific	Australia	**1,279**	120	436
	Other	**282**	125	303
	Total	**1,561**	245	739
Americas		**1,358**	730	1,790
		11,823	5,788	**13,506**

c) Revenue and gross profit by discipline

Revenue			Gross Profit		
Six months ended		Year ended	Six months ended		Year ended
30 June 2008	30 June 2007	31 December	30 June 2008	30 June 2007	31 December

	£'000	£'000	2007 £'000	£'000	£'000	2007 £'000
Finance and Accounting	**279,476**	240,760	496,506	**146,419**	125,336	258,667
Marketing, Sales and Retail	**73,770**	56,413	119,103	**55,714**	42,377	89,910
Legal, Technology, HR, Secretarial and Other	**85,969**	62,015	134,908	**48,751**	33,604	73,835
Engineering, Property & Construction, Procurement & Supply Chain	**60,828**	36,594	81,123	**41,776**	25,227	55,682
	500,043	395,782	831,640	**292,660**	226,544	478,094

d) Revenue and gross profit generated from permanent and temporary placements

	Revenue			**Gross Profit**		
	Six months ended		**Year ended**	**Six months ended**		**Year ended**
	30 June 2008 £'000	**30 June 2007 £'000**	**31 December 2007 £'000**	**30 June 2008 £'000**	**30 June 2007 £'000**	**31 December 2007 £'000**
Permanent	**242,554**	186,218	392,583	**229,843**	176,131	371,998
Temporary	**257,489**	209,564	439,057	**62,817**	50,413	106,096
	500,043	395,782	831,640	**292,660**	226,544	478,094

The above analyses in notes (a) operating profit by geographic region, (b) segment liabilities by geographic region, (c) revenue and gross profit by discipline (being the professions of candidates placed) and (d) revenue and gross profit generated from permanent and temporary placements have been included as additional disclosure over and above the requirements of IAS 14 "Segment Reporting".

4. Taxation

The Group's consolidated effective tax rate in respect of continuing operations for the six months ended 30 June 2008 was 30.0% (30 June 2007: 31.5% , 31 December 2007: 31.0%)

	Six months ended 30 June 2008 £'000	Six months ended 30 June 2007 £'000	Year ended 31 December 2007 £'000
Tax charge			
United Kingdom	**14,234**	10,357	24,350
Overseas	**10,990**	11,438	21,357
Income tax expense reported in the condensed consolidated income statement	**25,224**	21,795	45,707

5. **Dividends**

	Six months ended 30 June 2008 £'000	Six months ended 30 June 2007 £'000	Year ended 31 December 2007 £'000
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2007 of 5.6p per ordinary share (2006: 4.2p)	**17,934**	13,979	13,979
Interim dividend for the period ended 30 June 2007 of 2.4p per ordinary share			7,806
			21,785
Amounts proposed as distributions to equity holders in the period:			
Proposed interim dividend for the six months ended 30 June 2008 of 2.88p per ordinary share (2007: 2.4p)	**9,259**	7,864	
Proposed final dividend for the year ended 31 December 2007 of 5.6p per ordinary share (2006: 4.2p)			17,984

The proposed interim dividend had not been approved by the Board at 30 June 2008

and therefore has not been included as a liability. The comparative interim dividend at 30 June 2007 was also not recognised as a liability in the prior period.

The proposed interim dividend of 2.88 pence (2007: 2.4 pence) per ordinary share will be paid on 10 October 2008 to shareholders on the register at the close of business on 12 September 2008.

6. Share-based payments

In accordance with IFRS 2 "Share-based Payment", a charge of £1.2m has been recognised for share options (including social charges) (30 June 2007: £2.0m, 31 December 2007: £2.4m), and £3.9m has been recognised for other share-based payment arrangements (including social charges) (30 June 2007: £2.3m, 31 December 2007: £4.8m).

7. Earnings per ordinary share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended		Year ended
	30 June 2008	30 June 2007	31 December 2007
Earnings			
Earnings for basic and diluted earnings per share (£'000)	**58,853**	47,394	101,734
Number of shares			
Weighted average number of shares used for basic earnings per share ('000)	**322,362**	330,317	327,528
Dilution effect of share plans ('000)	**3,916**	7,044	5,353
Diluted weighted average number of shares used for diluted earnings per share ('000)	**326,278**	337,361	332,881
Basic earnings per share (pence)	**18.3**	14.3	31.1
Diluted earnings per share (pence)	**18.0**	14.0	30.6

The above results relate to continuing operations.

8. Property, plant and equipment

Acquisitions and disposals
During the six months ended 30 June 2008 the Group acquired property, plant and equipment with a cost of £8.0m (30 June 2007: £5.4m, 31 December 2007: £11.9m).

Property, plant and equipment with a carrying amount of £0.4m were disposed of during the six months ended 30 June 2008 (30 June 2007: £0.3m, 31 December 2007: £0.8m), resulting in a loss on disposal of £0.1m (30 June 2007: gain of £0.1m, 31 December 2007: loss of £0.1m).

Capital commitments
The Group had contractual capital commitments of £0.8m as at 30 June 2008 (30 June 2007: £1.1m, 31 December 2007: £1.2m) relating to property, plant and equipment.

9. Cash flows from operating activities

	Six months ended		Year ended
	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
Profit before tax	**84,077**	69,189	147,441
Depreciation and amortisation charges	**4,721**	3,646	7,660
Loss / (profit) on sale of property, plant and equipment, and computer software	**76**	(76)	91
Share scheme charges	**5,104**	3,048	6,757
Net finance cost	**861**	642	1,991
Operating cashflow before changes in working capital and provisions	**94,839**	76,449	163,940
Increase in receivables	**(25,496)**	(30,642)	(40,863)
Increase in payables	**1,110**	13,074	25,778
Decrease in provisions	**-**	(96)	(192)
Cash generated from operations	**70,453**	58,785	148,663

10. Cash and cash equivalents

	Six months ended		Year ended
	30 June 2008 £'000	30 June 2007 £'000	31 December 2007 £'000
Cash at bank and in hand	**83,626**	38,365	75,647
Short term deposits	**10,961**	8,746	7,343
Cash and cash equivalents	**94,587**	47,111	82,990
Bank overdrafts	**(72,298)**	-	(47,433)

Cash and cash equivalents in the statement of cash flows	**22,289**	47,111	35,557
Bank loans	-	(62,634)	(25,300)
Net funds / (debt)	**22,289**	(15,523)	10,257

END